Exhibit J-1

ANALYSIS OF THE ECONOMIC IMPACT
OF A DIVESTITURE OF THE GAS OPERATIONS
OF CHEYENNE LIGHT, FUEL AND POWER COMPANY

        This Study was undertaken by the management and staff of Black Hills Corporation (“BHC”) and is based on diligence materials provided by Xcel Energy Inc. (“Xcel”), including previous Cheyenne Light, Fuel and Power Company (“CLF&P”) gas system divestiture studies, as well as the organizational, operational and management experience of BHC staff. The objective of this study is to quantify the economic impact on the BHC Shareholders and the customers of CLF&P if CLF&P is required to divest its natural gas assets and business.

TABLE OF CONTENTS
I	EXECUTIVE SUMMARY	3
II	CONCLUSIONS	4
III	SPIN-OFF ASSUMPTIONS	5
IV	GENERAL STUDY ASSUMPTIONS	5
V	ANALYSIS	6
VI	OTHER CUSTOMER IMPACTS	11

I.  EXECUTIVE SUMMARY

        BHC has undertaken this analysis of the economic impact of the divestiture of the natural gas operations of CLF&P (the "Study") to quantify the economic impact on BHC shareholders and its customers. The Study assumes that if the CLF&P natural gas assets were divested of into a new organization, that the new business entity would be a stand-alone, locally managed business, located in Cheyenne Wyoming. For the purposes of this study, this new entity is called, "NewGasCo". The Study evaluates the increased costs or "lost economies" associated with divestiture of the natural gas assets from both the perspective of the shareholders and customers. The effect on shareholders is the direct result of the increased costs or lost economies resulting from divestiture, absent regulatory rate relief to recoup these lost economies. The effect on CLF&P customers assumes recovery of these lost economies through rate increases.

        The projected impacts on shareholders of the lost economies resulting from the divestiture of CLF&P's gas business into NewGasCo, assuming no rate adjustments to recover the lost economies and associated incomes taxes, are shown in Table 1.

TABLE 1 ANNUAL SHAREHOLDER IMPACT OF LOST ECONOMIES($2006)
	CLF&P Base Case	NewGasCo	Change	% Change
Total Gas Operating Revenue	$25,930,000	$25,930,000	$0	0%
Total Gas Operating Expenses	$24,310,000	$26,402,000	$2,092,000	9%
Net Gas Income	$1,620,000	($ 472,000)	n/a	n	/a

        CLF&P’s gas and electric systems are currently not earning their authorized rate of return and CLF&P intended to file a rate case in 2004 if it was not in the process of being acquired by BHC. For the purposes of this study, a CLF&P Base Case was developed based on the projected revenue requirements for the CLF&P gas system if it is earning its allowed regulated rate of return. The revenue requirements are in 2006 dollars and are based on CLF&P instituting a rate case in 2005. The revenue requirements are derived from the operating expense forecasts provided to BHC from Xcel as part of the diligence investigation in the acquisition of CLF&P. In Table 1, Total Gas Operating Revenue is the sum of rate and other revenue as projected for the 12 months ending December 31, 2006. Total Gas Operating Expenses includes all operation and maintenance expenses, administrative and general expenses, depreciation and all taxes, including income taxes. Net Gas Income is the Gas Operating Income less Gas Operating Expenses.

        Alternatively, Table 2 shows the impact on customers if the lost economies are recovered though increased rates. The base case assumes that CLF&P is earning its allowed rate of return.

TABLE 2 ANNUAL CUSTOMER IMPACT OF LOST ECONOMIES ($2006)
	CLF&P Base Case	NewGasCo	Change	% Rate Increase
Total Revenue Requirements	$25,930,000	$29,149,000	$3,219,000	12.4%

II.  CONCLUSIONS

        A.   Impact on Gas Operations

        The divestiture of CLF&P’s current gas businesses into a stand-alone company is estimated to result in a substantial increase in costs due to the need to replicate existing facilities, resources and personnel and duplicate currently-shared services (billing, call center operations, etc.) and therefore would result in a substantial decrease in earnings to BHC’s shareholders absent rate relief to recoup these increased costs. Without an increase in rates, the immediate negative effect on shareholders’ earnings would be substantial. For example, the earnings contribution relating to CLF&P’s gas business would disappear and actually result in a loss to shareholders, as shown in Table 1. Such a decline would make ownership of shares in the stand-alone company unattractive. The recovery of these cost increases through rates charged to customers in Cheyenne would result in a significant increase in the level of cost borne by these customers with no increase in the level or quality of service. The rate increase due to the divestiture would be in addition to the substantial rate increase that customers have recently experienced due to rapidly rising commodity pricing for natural gas.1 The rate increases required to provide the level of revenue needed to cover costs to operate NewGasCo will be significant, amounting to approximately $3.219 million in 2006 dollars, which results in a 12.4% rate increase as shown in Table 2. Such rate increases would make NewGasCo less competitive and susceptible to increased bypass threats which ultimately could further raise the rates of remaining customers.

        B.   Impact on Electric Operations

        In addition, the lost economies of the combined gas and electric utility would have a similar effect on the electric customers. The increased costs to the electric customers would also make the electric company less competitive during a time when customers have experienced increased electric rates.

        C.   Divestiture Would Not Tend Toward the Economic and Efficient Development of an Integrated Public Utility System

        As previously discussed in the Executive Summary, there would be a combination of approximately $3.22 million in annual revenue increases needed for NewGasCo. There would also be similar annual revenue increases needed for the remaining electric operations as a result of lost economies of scale including increases in facilities costs, postage and labor. Based on the foregoing conclusions, spinning off the gas business would adversely impact BHC’s shareholders and both CLF&P’s electric and gas customers through higher costs and thus higher rates, and would tend toward uneconomical and inefficient public utility systems. By contrast, allowing BHC to retain the CLF&P gas assets and business would tend toward the economical and efficient development of an integrated public utility system.

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        1.        In recent years the Wyoming Public Service Commission (“Wyoming Commission”) has allowed CLF&P to pass on increased gas commodity and transportation costs through the Gas Cost Adjustment component of CLF&P’s rates. CLF&P has not applied for, and the Wyoming Commission has not granted, an increase of CLF&P’s gas service and transportation rates since current base rates went into effect March 1, 2000.

III.  SPIN-OFF ASSUMPTIONS

        The Study assumes that the natural gas assets and operations can be spun-off into a stand-alone company.

        Operations Summary:

        CLF&P operates a combination electric and gas utility in the City of Cheyenne, Wyoming, and in a significant portion of Laramie County, Wyoming. CLF&P is engaged in the purchase, transmission, distribution and sale of electricity, and in the purchase, distribution, sale and transportation of natural gas. The CLF&P gas distribution system serves over 30,700 customers. The 2003 total annual gas revenues were approximately $24.9 million. The CLF&P electric system consists of electric transmission and distribution facilities and serves over 37,800 customers. The 2003 total annual electric revenues were approximately $72.1 million.

        The Study assumes that it would be possible to spin-off CLF&P’s gas business from the combined gas and electric business for the following reasons:

•	The electric and gas systems are physically separate;

•	A large number of personnel who are directly involved in the day-to-day operations of the electric and gas physical plant (“systems”) are dedicated electric-only or gas-only;

•	The regulatory treatment of the respective electric and gas revenue requirements and tariff filings is, for the most part, handled separately; and,

•	In other parts of the country, stand-alone electric and gas companies routinely share overlapping service territories.

IV.  GENERAL STUDY ASSUMPTIONS

        The assumptions, information and data utilized in the analyses undertaken in this Study are based on the energy industry expertise possessed by the management and staff of BHC as well as diligence materials provided by Xcel, in connection with the acquisition of CLF&P by BHC. BHC did not conduct an exhaustive analysis of every cost component but only included the major cost drivers associated with the gas divestiture. The remainder of this section discusses the major assumptions that were employed in developing the Study collectively, the “General Study Assumptions”.

A.

For the purposes of developing the impacts of a spin-off on the CLF&P gas and electric operations, it is assumed that each of the operations will operate as independent, stand-alone companies. Therefore, they will have all of the necessary management and personnel, along with the computer systems, facilities, equipment, materials and supplies required to operate as stand-alone companies.

B.

For the purpose of determining the staffing requirements of each stand-alone company, the guiding principle is that a sufficient number of employees be included in order to assure that all present functions applicable to the stand-alone organization are performed, and that the present level and quality of service remain unchanged.

C.	Labor costs are based on an assessment of straight-time, overtime, and pension and benefit costs for each employee of the stand-alone organizations

D.	Annual facility costs relating to the additional employees required to maintain the current levels of service have been incorporated into the analyses.

E.

For the purpose of showing the final impact on each company’s customers, it is assumed that full recovery of all of the lost economies, including income taxes, will be allowed in a formal rate proceeding after divestiture, and that the current rate levels remain unchanged until that time.

F.

For the purposes of developing the impact of the spin-off on each organization, a comparison is made to a Base Case. The Base Case is based on the CLF&P financials for the 12 months ended December 31, 2003, as discussed earlier, including all currently approved regulatory cost of service allowances, principles, and adjustments, such as adjustments for the authorized rate of return and annualized wage increases.

G.	It is assumed that each organization will still be subject to the regulation of the Wyoming Public Service Commission as well as the federal agencies that presently regulate each organization.

H.	It is assumed that any existing contract for services from independent third-parties will remain in place after the divestiture.

I.	Only the categories of costs that are expected to change significantly were analyzed. Clearly many other costs beyond those presented in this Study will be impacted by a divestiture.

V.  ANALYSIS

        A study was undertaken to analyze the potential impact on both the shareholders of BHC and the customers of CLF&P if BHC were ordered to divest the gas business. To accomplish the study, the management of BHC provided estimates of the staffing levels of a NewGasCo, as well as any other operational and administrative changes that would be required to maintain the same level and quality of service to its gas customers after a spin-off of the gas properties.

        A.   Specific Assumptions

        In addition to the General Study Assumptions cited earlier, the following specific assumptions have been incorporated into the analysis of the spin-off of the gas operations of CLF&P into a NewGasCo that is locally managed in Cheyenne.

1.	Labor Assumptions:

a.	The Cheyenne organization at March 31, 2003, as represented by Xcel, was used as the base for developing the NewGasCo organization structure.

b.

To maintain the same quality of service after the divestiture, an analysis of the staffing requirements for NewGasCo was made by BHC management and Human Resources personnel. The following is a summary of their analysis of the staffing requirements for NewGasCo: A total of 73 employees would be required to operate NewGasCo. Of this number 39 employees of CLF&P would be transferred to NewGasCo from CLF&P. The employees transferred include one manager and 38 non-management employees. An additional 34 employees would have to be hired in order for NewGasCo to provide the same level of service as before the divestiture. These additional employees would include: one president, one CFO/Controller, three managers and 29 non-management employees.

c.	Executive salaries are based on BHC experience and benchmarking for the region.

d.	All non-executive salaries are based on current CLF&P average compensation for the appropriate job level.

e.

An additional 50% percent was added to the cost of labor to account for pension and benefit costs. This percentage is based on BHC’s approximate current percentage in order to keep benefits similar for NewGasCo.

2.	Operation & Maintenance and Administrative and General Assumptions:

a.

In addition to the General Study Assumptions cited earlier, it is assumed that certain minor administrative functions that would be performed by employees of BHC and billed to CLF&P will be contracted out on an as-needed basis; and further, it is assumed that the cost to NewGasCo would be substantially the same after a divestiture as before. For example, the short- and long-term financing for CLF&P will be accomplished by employees of BHC’s Finance Department, and if divestiture of CLF&P’s gas operations were ordered, and such financing were required, arrangements would have to be made with another organization possessing the same or similar financial expertise.

b.	Annual facility costs relating to the additional employees required to operate NewGasCo have been incorporated into the Study.

c.	Separate arrangements will be made for external auditing of the books and accounts of NewGasCo.

d.

In like manner, legal assistance, billing and record-keeping assistance would be contracted out, and it is assumed that NewGasCo would be able to acquire these services for substantially the same fees as it is currently paying.

e.

After the acquisition of CLF&P by BHC, it is assumed that operations support such as load control will continue to be provided by Xcel through an outsourcing agreement. For the purposes of this Study, it is assumed that this support could be accomplished for the same cost as what is currently incurred by CLF&P if the gas systems are spun-off into a stand alone system.

f.	Separate gas bills will be provided the customers of NewGasCo.

3.	Capital Expenditure and Cost Assumptions

No additional capital expenditures will be made by NewGasCo as a direct consequence of divesting of the gas facilities from CLF&P. This, of course, does not include planned capital expenditures to be made in the normal course of business in order to maintain existing levels of service and provide service to new customers.

4.	Transition Cost Assumptions

Transition costs, such as the renegotiation of gas-only franchises with the City of Cheyenne, and the Towns of Burns and Pine Bluffs would be amortized over the appropriate life of the asset.

        B.   Organization of NewGasCo

        The functional organization chart of NewGasCo is contained in Appendix A.

        The new structure for NewGasCo would include a five-member Board of Directors, a President, a CFO/Controller and four managers.

        The organization managed by the President would require 72 employees comprised of a CFO/Controller, four managers and 67 non-management personnel.

        The Manager of Operations would have the day-to-day responsibility for all new gas construction, including the installation of mains and services to new customers, as well as the installation of the meters and associated equipment for such service. In addition, this manager would have the responsibility for maintaining all gas facilities as well as inspecting the facilities on a routine basis. NewGasCo operations would require 22 employees, comprised of one manager and 21 non-management employees.

        The Manager of Operations Support would be responsible for managing the engineering and mapping functions, in addition to the purchasing and storing of the various equipment, materials, and supplies required for the operation of NewGasCo. This manager would also supervise the trouble dispatch team and be responsible for the maintenance of NewGasCo’s vehicles as well as managing the reporting required by the various state and federal agencies. Operations Support would require 17 employees, comprised of one manager and 16 non-management employees.

        The Manager of Customer Service would be responsible for marketing, meter reading, billing, and collection functions, in addition to the acquisition of natural gas, and the clerical support employees. Customer Service would include 25 employees in addition to the manager.

        The Manager of Rates and Regulations will be responsible for all regulatory activities, including the development and filing of periodic rate cases with the WPSC and all regulatory reporting requirements. This department would have three employees in addition to the manager.

        C.   Annual Cost Increases

        Based upon the foregoing general and specific assumptions, and the staffing requirements of the organizational structure, the following increased annual costs have been developed for NewGasCo:

1. Labor Costs including Pension, Benefits, and Payroll Taxes: $2,467,600
2.     Facility Costs: $134,000
3.     Auditing Costs — External Auditor: $50,000
4.     Postage Expense: $162,000
5.     Board of Director’s Fees: $175,000
6.     Reporting Costs: $60,000
Total: $3,048,600

        D.   Transition Cost Increases

        The following is a summary of the principal transition costs that will be incurred as a result of a spin-off of the gas business of CLF&P and their associated costs:

1. Renegotiation of Franchises, one time cost of $60,000, amortized over 20 years: $3,000/year
2.     New Indenture, one time cost of $240,000, amortized over 20 years: $12,000/year
Total: $ 300,000 or $15,000 per year amortized over 20 years.

        E.   Total Lost Economies

        Summarizing the foregoing increased annual costs, capital costs, and amortized transition costs, as developed in the Base Case Study, yields the following total lost economies before the effect of income and franchise taxes:

Total Lost Economies, 2004 dollars: $3,063,600 Total Lost Economies, 2006 dollars: $3,219,000

VII.  OTHER CUSTOMER IMPACTS

        A.   Quantifiable Postage Costs

        Customers who currently pay their monthly bill with one check and one stamp will be required to use two separate checks and two separate stamps in paying the remaining electric company and the NewGasCo. For the remaining electric customers of CLF&P, the doubling of postage cost alone, not counting check and envelope costs, will result in a total annual out-of pocket cost increase to customers of approximately $133,000 annually.

        B.   Non-quantifiable Costs

        In addition to the quantifiable increased costs or lost economies which have been evaluated and included in the Study, there are other non-quantifiable costs which have not been included. The reason for not attempting to quantify these costs is that a meaningful estimate of these costs is beyond the scope of the present analysis. However these costs do exist, and the following are a few examples of these non-quantifiable costs.

1.

The cost of additional regulation by the Wyoming Public Service Commission and oversight by the Office of Consumer Advocate. The staffs of these agencies would undoubtedly experience additional duties and responsibilities as a result of dealing with an additional utility.

2.	The cost to customers as a result of doing business with two utilities instead of one, including additional telephone calls for service questions or bill inquiries.

3.	The cost to customers of providing access to meters and other facilities for two utilities, rather than one, for installation or maintenance of electric and gas service facilities.

APPENDIX A